Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Interim Balance Sheets
(Cdn$ in thousands)

(Unaudited)

		March 31,	December 31,
	Note	2026	2025
ASSETS
Current assets
Cash		168,634	187,961
Accounts receivable	8	20,300	13,037
Inventories	9	156,671	133,557
Prepaids		7,332	7,922
Other financial assets	10	1,905	2,409
		354,842	344,886
Property, plant and equipment	11	2,126,547	2,045,452
Inventories	9	54,173	54,030
Deferred tax assets		29,831	21,511
Other financial assets	10	957	957
Goodwill		5,747	5,651
		2,572,097	2,472,487
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		109,740	100,273
Interest payable		23,944	9,409
Current portion of long-term debt	12	33,481	35,697
Current portion of Cariboo consideration payable	13	33,563	23,597
Current portion of Florence financings	5c, 14	21,150	13,058
Current portion of deferred revenue	15	19,703	15,313
Current income tax payable		5,442	3,498
Other financial liabilities	5b, 10	12,713	29,165
		259,736	230,010
Long-term debt	12	719,068	711,299
Cariboo consideration payable	13	111,018	132,006
Florence royalty obligation	14	111,920	107,599
Florence copper stream	5c	100,675	91,501
Deferred revenue	15	83,726	82,617
Provision for environmental rehabilitation		156,520	155,651
Deferred tax liabilities		183,241	158,846
Other financial liabilities	10	28,204	24,295
		1,754,108	1,693,824
EQUITY
Share capital		813,663	800,489
Contributed surplus		58,367	62,653
Non-controlling interest		1	1
Accumulated other comprehensive income ("AOCI")		36,822	23,228
Deficit		(90,864)	(107,708)
		817,989	778,663
		2,572,097	2,472,487
Commitments and contingencies	18
Subsequent events	5b, 13

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)

(Unaudited)

		Three months ended March 31,
	Note	2026	2025
Revenues	3	237,093	139,149
Cost of sales
Production costs	4	(122,532)	(100,358)
Depletion and amortization	4	(29,166)	(22,425)
Other operating costs	4	(952)	-
Earnings from mining operations		84,443	16,366
General and administrative		(4,598)	(3,324)
Share-based compensation expense	16c	(9,017)	(5,004)
Project evaluation expense		(343)	(1,169)
Changes in derivatives and other fair value instruments	5a	(7,833)	(25,089)
Other (expense) income		(222)	56
Income (loss) before financing costs and income taxes		62,430	(18,164)
Finance income		1,474	1,330
Finance expense	6	(9,619)	(12,207)
Accretion expense	6	(10,595)	(6,670)
Foreign exchange loss		(10,189)	(829)
Income (loss) before income taxes		33,501	(36,540)
Income tax (expense) recovery	7	(16,657)	7,980
Net income (loss)		16,844	(28,560)
Other comprehensive income:
Items that will remain permanently in other comprehensive income:
(Loss) gain on financial assets		(504)	251
Items that may in the future be reclassified to income (loss):
Foreign currency translation reserve		14,098	557
Total other comprehensive income		13,594	808

Total comprehensive income (loss)		30,438	(27,752)
Earnings (loss) per share attributable to owners of the Company
Basic	17	0.05	(0.09)
Diluted	17	0.05	(0.09)
Weighted average shares outstanding (thousands)
Basic	17	363,364	310,424
Diluted	17	368,461	310,424

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Interim Statements of Cash Flows
(Cdn$ in thousands)

(Unaudited)

		Three months ended March 31,
	Note	2026	2025
Operating activities
Net income (loss) for the period		16,844	(28,560)
Adjustments for:
Depletion and amortization		29,267	22,425
Income tax (recovery) expense	7	16,657	(7,980)
Finance income		(1,474)	(1,330)
Finance expense	6	9,619	12,207
Accretion expense	6	10,595	6,670
Recognition of deferred revenue	15b	(1,151)	(1,609)
Changes in derivatives and other fair value instruments	5a	7,833	25,089
Unrealized foreign exchange loss		12,171	2,074
Share-based compensation expense		6,619	4,169
Other operating activities		(150)	(2,796)
Net change in working capital	19	(12,973)	25,533
Cash provided by operating activities		93,857	55,892

Investing activities
Gibraltar capitalized stripping costs	11	(15,169)	(38,082)
Gibraltar capital expenditures	11	(22,360)	(13,601)
Florence Copper wellfield development	11	(14,959)	-
Florence Copper start-up and commissioning costs	11	(21,153)	-
Florence Copper development costs	11	(9,749)	(79,981)
Other project development costs	11	(3,371)	(594)
Settlements of copper price options	5b	(12,631)	-
Other investing activities		1,474	1,330
Cash used for investing activities		(97,918)	(130,928)

Financing activities
Interest paid		(1,829)	(2,980)
Proceeds from Florence financings		-	14,381
Repayment of Florence equipment and lease financings	12e, 12f	(2,196)	(1,598)
Repayment of Gibraltar equipment and lease financings	12d, 12f	(7,082)	(8,630)
Payment of Cariboo consideration payable	13	(12,538)	(10,000)
Net proceeds from share issuances	16	-	29,630
Proceeds from exercise of share options		6,179	689
Cash (used for) provided by financing activities		(17,466)	21,492
Effect of exchange rate changes on cash		2,200	1,590
Decrease in cash		(19,327)	(51,954)
Cash, beginning of period		187,961	172,732
Cash, end of period		168,634	120,778
Supplementary cash flow information	19

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Interim Statements of Changes in Equity

(Cdn$ in thousands)
(Unaudited)

	Number of	Share	Contributed	Non-controlling
	shares ('000)	capital	surplus	interest⁽¹⁾	AOCI	Deficit	Total
Balance as at January 1, 2025	304,676	529,413	57,786	-	52,845	(136,822)	503,222
Share-based compensation	-	-	9,147	-	-	-	9,147
Exercise of options	3,193	8,655	(3,099)	-	-	-	5,556
Share issuances, net	53,231	262,421	-	-	-	-	262,421
Settlement of performance share units	-	-	(1,181)	-	-	-	(1,181)
Sale of non-controlling interest	-	-	-	1	-	68,428	68,429
Tax effect on sale of non-controlling interest	-	-	-	-	-	(9,238)	(9,238)
Total comprehensive loss for the year	-	-	-	-	(29,617)	(30,076)	(59,693)
Balance as at December 31, 2025	361,100	800,489	62,653	1	23,228	(107,708)	778,663

Balance as at January 1, 2026	361,100	800,489	62,653	1	23,228	(107,708)	778,663
Share-based compensation	-	-	2,709	-	-	-	2,709
Exercise of options	2,666	9,648	(3,469)	-	-	-	6,179
Settlement of performance share units	1,867	3,526	(3,526)	-	-	-	-
Total comprehensive income for the period	-	-	-	-	13,594	16,844	30,438
Balance as at March 31, 2026	365,633	813,663	58,367	1	36,822	(90,864)	817,989

⁽¹⁾ For the three months ended March 31, 2026 and the year ended December 31, 2025, all net income (loss) and total comprehensive income (loss) were wholly attributable to owners of the Company. The non- controlling interest relates to the 22.5% interest in the New Prosperity project owned by the Tsilhqot'in Nation.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

1. Reporting Entity

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2026, comprise the Company and its controlled subsidiaries. The Company is principally engaged in the production and sale of copper metal and copper concentrates, as well as related activities, including mine permitting and development, within the Province of British Columbia, Canada, and the State of Arizona, USA.

2. Material Accounting Policies

2.1 Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting.

These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company's Audit and Risk Committee on May 6, 2026.

2.2 Material accounting policies and significant accounting judgments and estimates

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis, and revisions are recognized in the period in which the estimates are revised and in any future periods affected.

These interim financial statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended December 31, 2025. The accounting policies applied are consistent with those disclosed in the annual financial statements, except as described in Note 2.3, and there have been no significant changes in accounting policy judgments, or key sources of estimation uncertainty during the period.

2.3 Adoption of new and amended IFRS Accounting Standards

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9, Financial Instruments and related disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The amendments are effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on our condensed consolidated interim financial statements. For financial liabilities settled in cash using an electronic payment system, the Company applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The impact of adoption on the Company’s comparative cash balance as at December 31, 2025 was not material and is therefore not presented as a separate line item in the condensed consolidated interim statement of cash flows.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

3. Revenues

	Three months ended March 31,
	2026	2025
Revenue from contracts with customers:
Copper contained in concentrate	198,636	128,783
Copper cathode	11,616	-
Molybdenum concentrate	22,678	9,767
Silver	453	1,741
Gold	567	389
	233,950	140,680
Copper price adjustments on concentrate	(1,300)	(538)
Copper price adjustments on cathode	111	-
Molybdenum price adjustments on concentrate	4,332	(993)
	237,093	139,149

4. Cost of Sales and Other Operating Costs

	Three months ended March 31,
	2026	2025
Site operating costs	136,970	68,917
Transportation costs	6,395	5,984
Change in inventories:
Changes in finished goods	(19,875)	2,710
Changes in sulphide ore stockpiles	1,507	28,263
Changes in oxide ore	(175)	(5,516)
Changes of copper inventories in solutions	(2,290)	-
Production costs	122,532	100,358
Depletion and amortization	29,166	22,425
Cost of sales	151,698	122,783

Other operating costs:
Reversal of previously recognized research and development tax credits	952	-
Other operating costs	952	-

Site operating costs include personnel costs, operating waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

5. Derivatives and Other Fair Value Instruments

a) Derivatives and other financial instruments measured at fair value

The following is a summary of fair value gains and losses for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Realized loss on settled copper collars	17,415	1,286
Reversal of unrealized (loss) gain on settled copper collars previously recognized	(12,496)	5,227
Unrealized (gain) loss on outstanding copper collars	(8,740)	16,351
Realized loss on fuel call options	-	267
Unrealized gain on fuel call options	-	(12)
Net (gain) loss on copper price and fuel contracts (b)	(3,821)	23,119

Fair value adjustment on Cariboo contingent performance payments (Note 13)	254	(3,310)
Fair value adjustment on Florence copper stream derivative (c)	11,400	5,280
Changes in derivatives and other fair value instruments	7,833	25,089

b) Copper Collar Contracts

The following summarizes derivative transactions entered into by the Company during the three months ended March 31, 2026. No such transactions were entered into during the same period in 2025.

Date of purchase	Contract	Quantity	Strike Price	Period	Cost
Jan 2026	Copper collar	12 million lbs	US$4.75 / US$7.50 per lb	Q3 2026	90
Jan 2026	Copper collar	12 million lbs	US$4.75 / US$8.50 per lb	Q3 2026	Zero cost

Details of the outstanding options contracts as at March 31, 2026 are summarized in the following table:

Contract	Quantity	Strike price	Period	Cost	Fair value
Copper collar	9 million lbs	US$4.00 / US$5.40 per lb	Mar 2026 (1)	- (1)	(3,380)
Copper collar	27 million lbs	US$4.00 / US$5.40 per lb	Q2 2026	Zero cost	(11,331)
Copper collar	12 million lbs	US$4.75 / US$7.50 per lb	Q3 2026	90	859
Copper collar	12 million lbs	US$4.75 / US$8.50 per lb	Q3 2026	Zero cost	1,139
Derivative liability as at March 31, 2026 (2025 - Derivative liability - 29,165)					(12,713)

(1) The copper collar payable was settled on April 1, 2026.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

c) Florence Copper Stream

On December 19, 2022, the Company formed a strategic partnership with Mitsui to develop the Florence Copper project, which includes a copper stream arrangement (the "Copper Stream"), an equity conversion option, and a buyback option.

Under the Copper Stream, Mitsui advanced a total of US$50,000 in installments, which was fully received as of January 27, 2025. In return, the Company is obligated to deliver 2.67% of copper produced at Florence Copper to Mitsui, with Mitsui to make ongoing payments equal to 25% of the monthly average LME price of copper on the day immediately preceding delivery under the contract.

Mitsui has the option to convert the Copper Stream and invest an additional US$50,000 for a 10% equity interest in Florence Copper (the "Equity Conversion Option"). The Equity Conversion Option is exercisable up to October 15, 2028, which is the date three years after the Company completed construction of the commercial production facility, as defined in the agreement. If the Equity Conversion Option is exercised, the Copper Stream will terminate. If not exercised, the Company may repurchase the stream under the buyback option through a cash payment to Mitsui that would provide an internal rate of return of 10% on the stream deposits advanced (the "Buy Back Option"). Otherwise, the Copper Stream will terminate upon delivery of 40 million pounds of copper under the agreement.

Taseko and Mitsui have also entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The contract will cease and be replaced with a marketing agency agreement if the Equity Conversion Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Conversion Option is not exercised, until such time as the Copper Stream deposit is reduced to nil. The offtake contract is also terminated in the event the Company exercises its Buy Back Option. The Copper Stream, Equity Conversion Option, and Buy Back Option are accounted for as a compound derivative instrument and measured at each reporting period. Fair value is determined using a valuation model that incorporates discounted cash flow techniques and Monte Carlo simulation. The valuation is categorized as a Level 3 fair value measurement due to the use of significant unobservable inputs, including long-term production forecasts and contract-specific assumptions.

The total fair value of the Copper stream as at March 31, 2026 is as follows:

Florence Copper Stream as at January 1, 2026	98,245
Advances	-
Fair value adjustment	11,400
Foreign exchange translation	1,855
Florence Copper Stream as at March 31, 2026	111,500
Less current portion:	10,825
Long-term portion of Florence Copper Stream as at March 31, 2026	100,675

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

6. Finance and Accretion Expense

	Three months ended March 31,
	2026	2025
Interest expense	16,199	17,346
Amortization of deferred financing charges (Note 12)	641	617
Less: interest expense capitalized (Note 11)	(7,221)	(5,756)
Finance expense	9,619	12,207

Accretion on deferred revenue (Note 15)	2,288	2,711
Accretion on provision for environmental rehabilitation	752	724
Accretion on Cariboo consideration payable (Note 13)	1,261	664
Accretion on Florence royalty obligation (Note 14)	6,294	2,571
Accretion expense	10,595	6,670

Total Finance and Accretion expense	20,214	18,877

For the three months ended March 31, 2026, interest expense includes $902 (2025 - $428), from lease liabilities. Borrowing costs are capitalized at an average rate of 8.25% (2025 - 8.25%).

7. Income Tax

	Three months ended March 31,
	2026	2025
Current income tax expense	1,944	-
Deferred income tax expense (recovery)	14,713	(7,980)
Income tax expense (recovery)	16,657	(7,980)

8. Accounts Receivable

	March 31, 2026	December 31, 2025
Trade and settlement receivables	19,969	12,808
Other receivables	331	229
Accounts receivable	20,300	13,037

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

9. Inventories

	March 31, 2026	December 31, 2025
Current:
Copper concentrate	26,992	10,815
Copper cathode	16,262	2,498
Molybdenum concentrate	665	489
Sulphide ore stockpiles	56,366	58,972
Oxide ore on leach pads	6,416	6,361
Copper in solution	2,570	-
Materials and supplies	47,400	54,422
	156,671	133,557
Long term:
Oxide ore on leach pads	23,166	25,406
Oxide ore stockpiles	31,007	28,624
	54,173	54,030

10. Other Financial Assets and Derivative Liabilities

	March 31, 2026	December 31, 2025
Marketable securities	1,905	2,409
Current portion of other financial assets	1,905	2,409

Investments in private companies	500	500
Reclamation deposits	457	457
Long-term portion of other financial assets	957	957

Copper price options (Note 5b)	(12,713)	(29,165)
Current portion of financial liabilities	(12,713)	(29,165)

Deferred share unit settlement liability (1)	(26,204)	(22,295)
Other liabilities	(2,000)	(2,000)
Long-term portion of other financial liabilities	(28,204)	(24,295)

(1) The deferred share units ("DSUs") issued to member of the board of the Company that vest upon their completion of service are accounted for as cash-settled share-based payment awards. The DSU liability is recognized based on the quoted market value of the Company's common shares on the date of grant and is re-measured to fair value each reporting period thereafter to reflect changes in the market value of the Company's common shares.  The changes in fair value in the period are recorded in profit or loss as "Share-based compensation expense".

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

The total realized and unrealized fair value gain on copper collars for the three months ended March 31, 2026 amounted to $3,821 (2025 - loss of $22,864) (Note 5a).

11. Property, Plant and Equipment

Cost	Property acquisition costs	Mineral properties	Plant and equipment	Construction in progress	Total
As at January 1, 2025	121,187	928,965	1,082,749	425,751	2,558,652
Additions	-	175,756	43,844	225,136	444,736
Changes in rehabilitation provision	-	(10,355)	-	-	(10,355)
Disposals	-	-	(40,550)	-	(40,550)
Transfer between categories	-	132,286	36,402	(168,688)	-
Foreign exchange translation	(2,836)	(10,634)	(1,548)	(25,069)	(40,087)
As at December 31, 2025	118,351	1,216,018	1,120,897	457,130	2,912,396
Additions	-	24,670	13,295	58,250	96,215
Disposals	-	-	(25,590)	-	(25,590)
Transfer between categories	-	32,551	66,781	(99,332)	-
Foreign exchange translation	973	5,401	1,545	10,193	18,112
As at March 31, 2026	119,324	1,278,640	1,176,928	426,241	3,001,133

Accumulated depreciation
As at January 1, 2025	-	364,466	424,084	-	788,550
Depreciation and amortization	-	35,481	80,976	-	116,457
Disposals	-	-	(38,063)	-	(38,063)
As at December 31, 2025	-	399,947	466,997	-	866,944
Depreciation and amortization	-	13,049	19,832	-	32,881
Disposals	-	-	(25,330)	-	(25,330)
Foreign exchange translation	-	49	42	-	91
As at March 31, 2026	-	413,045	461,541	-	874,586

Net book value
As at December 31, 2025	118,351	816,071	653,900	457,130	2,045,452
As at March 31, 2026	119,324	865,595	715,387	426,241	2,126,547

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

The following schedule shows the continuity of property, plant and equipment net book value by asset group for the three months ended March 31, 2026:

Net book value	Gibraltar Mine	Florence Copper	Yellowhead	Aley	Other	Total
As at January 1, 2026	964,366	1,027,722	33,676	18,401	1,287	2,045,452
Net additions	43,144	49,459	2,831	521	-	95,955
Depletion and amortization	(28,672)	(4,127)	-	-	(82)	(32,881)
Foreign exchange translation	-	18,021	-	-	-	18,021
As at March 31, 2026	978,838	1,091,075	36,507	18,922	1,205	2,126,547

During the three months ended March 31, 2026, the Company incurred wellfield development costs of $18,831, capitalized start-up and commissioning costs of $21,153, capitalized interest on borrowings of $7,221, and other capital expenditures of $2,254 in connection with the Florence Copper project.

During the three months ended March 31, 2025, the Company capitalized development costs of $83,227 and capitalized interest on borrowings of $5,756 for the Florence Copper project.

During the three months ended March 31, 2026, non-cash additions to capitalized stripping costs at Gibraltar included depreciation of mining assets totaling $1,951 (2025 - $5,936).

Depreciation expense related to right-of-use assets for the three months ended March 31, 2026 amounted to $2,237 (2025 - $2,799).

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

12. Debt

	Senior secured notes (a)	Revolving credit facility (b)	Gibraltar equipment loans (d)	Florence equipment loans (e)	Lease liabilities (f)	Total
As at January 1, 2025	705,756	-	48,998	29,158	13,296	797,208
Additions and advances	-	103,842	-	4,553	20,104	128,499
Principal payments	-	(103,995)	(18,183)	(6,905)	(15,194)	(144,277)
Amortization of deferred financing charges	2,388	-	115	-	-	2,503
Unrealized foreign exchange movements	(34,030)	153	(1,265)	-	(359)	(35,501)
Foreign currency translation	-	-	-	(1,363)	(73)	(1,436)
As at December 31, 2025	674,114	-	29,665	25,443	17,774	746,996
Additions and advances	-	-	-	-	1,817	1,817
Principal payments	-	-	(4,732)	(1,874)	(2,672)	(9,278)
Amortization of deferred financing charges (Note 6)	621	-	20	-	-	641
Unrealized foreign exchange movements	11,650	-	246	-	(41)	11,855
Foreign currency translation	-	-	-	415	103	518
Total debt, March 31, 2026	686,385	-	25,199	23,984	16,981	752,549
Less current portion:	-	-	16,935	8,020	8,526	33,481
Long-term debt, March 31, 2026	686,385	-	8,264	15,964	8,455	719,068

Total debt, December 31, 2025	674,114	-	29,665	25,443	17,774	746,996
Less current portion:	-	-	19,500	7,705	8,492	35,697
Long-term debt, December 31, 2025	674,114	-	10,165	17,738	9,282	711,299

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

a) Senior Secured Notes

On April 23, 2024, the Company completed an offering of US$500,000 aggregate principal amount of senior secured notes (the "2030 Notes"). The 2030 Notes mature on May 1, 2030, and bear interest at an annual rate of 8.25%, payable semi-annually on May 1 and November 1.

The 2030 Notes are secured by liens on the shares of Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement related to Gibraltar, as well as the shares of Curis Holdings (Canada) Ltd. ("Curis"), Florence Holdings Inc. ("Florence Holdings"), and Cariboo Copper Corp ("Cariboo"). The 2030 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries.  The liens on the collateral securing the notes and the guarantees will be first liens, but ranked below the liens of the revolving credit facility. The Company is subject to certain restrictions on asset sales, issuance of preferred stock, dividends, and other restricted payments. There are no covenants regarding the Company's financial performance.

The 2030 Notes contain customary prepayment options, some of which represent embedded derivatives required to be recognized at fair value, with changes in the fair value recognized in the Company's statement of comprehensive income (loss). The Company has estimated the prepayment options to have a nominal fair value.

b) Revolving Credit Facility

The Company has a US$110,000 revolving credit facility (the "Facility") that is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as the shares of Gibraltar Mines Ltd., Curis, Florence Holdings, and Cariboo. The maturity date of the Facility is November 2, 2027. Any amounts outstanding under the Facility bear interest at SOFR plus a margin of 4%, and undrawn amounts are subject to a standby fee of 1%. As at March 31, 2026 and December 31, 2025, no advances were outstanding under the Facility.

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a senior debt to EBITDA ratio, an interest coverage ratio, a minimum tangible net worth, and a minimum liquidity amount, as defined under the Facility. The Company was in compliance with these covenants as at March 31, 2026.

c) Letter of Credit Facilities

The Gibraltar joint venture ("Gibraltar") has in place a $7,000 credit facility for the purpose of providing letters of credit ("LC") to key suppliers of Gibraltar to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility are guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured, and contains no financial covenants. As at March 31, 2026, $3,750 is outstanding under this LC facility (December 31, 2025 - $3,750).

The Company also has a US$4,000 credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured, and contains no financial covenants. As at March 31, 2026, no LCs were issued and outstanding under this LC facility (December 31, 2025 - nil).

d) Gibraltar Equipment Loans

The equipment loans as at March 31, 2026, are secured by most of the existing mobile mining equipment at the Gibraltar mine. These loans commenced between December 2022 and December 2024, have monthly repayments over a term of 48 months, and carry interest rates ranging from 6.3% to 9.4%.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

e) Florence Equipment Loans

In 2023, the Company secured a US$25,000 Florence project loan from Banc of America Leasing & Capital LLC, secured against specific equipment, with advances of US$15,000 and US$10,000 received in October 2023 and December 2023, respectively. On May 7, 2025, the Company extended borrowings under the facility with Banc of America for additional proceeds of US$3,300.

The facility contains no financial covenants and has monthly repayments over a term of 60 months. The equipment facility bears interest rates ranging from 7.2% to 9.4%.

f) Lease Liabilities

Lease liabilities have monthly repayment terms ranging from 12 to 72 months.

13. Cariboo Consideration Payable to Prior Owners of Cariboo

In transactions occurring in 2023 and 2024, the Company acquired Cariboo, which increased its effective ownership in Gibraltar from 75% to 100%. On March 15, 2023, the Company acquired Sojitz Corporation's ("Sojitz") 50% interest in Cariboo, resulting in a 12.5% increase in its effective interest in Gibraltar from 75% to 87.5%. On March 25, 2024, the Company acquired the remaining 50% of Cariboo from Dowa Metals & Mining Co. Ltd. ("Dowa") and Furukawa Co. Ltd. ("Furukawa"). The liabilities arising from these transactions are collectively referred to as the "Cariboo consideration payable".

Sojitz Transaction

The acquisition price consisted of a minimum amount of $60,000 payable over a five-year period ("Sojitz minimum payments") and potential contingent performance payments depending on Gibraltar copper revenues and copper prices over the next five years ("Sojitz Contingent Consideration"). There is no interest payable on the minimum amounts. An initial $10,000 was paid to Sojitz upon closing and the remaining minimum amount is payable in $10,000 annual instalments over five years thereafter. The Sojitz minimum payments are a financial liability measured at amortized cost, using an effective discount rate of 7.16%.

The contingent performance payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments are calculated by multiplying Gibraltar copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117,000. The Sojitz Contingent Consideration is a financial liability measured at fair value through profit and loss.

The fourth annual instalment payment of $10,000 was paid in February 2026 and the contingent payment of $9,926 for the 2025 calendar year was paid on April 1, 2026.

Dowa and Furukawa Transaction

Amounts owing by Cariboo to Dowa and Furukawa are by way of non-interest bearing secured and unsecured promissory notes of $45,500 and $71,500, respectively, totaling $117,000 (collectively, the "Cariboo Notes") which are guaranteed by Taseko.

The secured Cariboo Notes are collateralized by Cariboo's 25% Gibraltar joint venture interest.  An initial payment of $5,000 was made to Dowa and Furukawa against the Cariboo Notes on closing with the remaining principal payable in annual instalments over a 10-year period commencing in April 2026, with the secured Cariboo Notes repayable first.  At average LME copper prices below US$4.00 per pound, the annual repayments of the Cariboo Notes will be $5 million.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

This repayment amount will increase proportionally, reaching a maximum of $15,250 when average LME copper prices are US$5.00 per pound or higher.

If average LME copper prices exceed an annual average of US$5.00 per pound or higher each year over the repayment period, up to $25,000 in contingent consideration is payable by Taseko to Dowa and Furukawa (the "Dowa and Furukawa Contingent Performance Payments"). The Dowa and Furukawa Contingent Performance Payments is a financial liability measured at fair value through profit and loss. The Company estimates this liability to have nil value as at March 31, 2026.

In combination, total annual payments to Dowa and Furukawa cannot exceed 6.25% of Gibraltar's annual cashflow between 2025 and 2028, and 10% between 2029 and 2033. Any remaining balance of the Cariboo Notes will be paid as a final balloon payment in April 2034. The fair value of the Cariboo Notes on the Acquisition Date was determined to be $71,116. The Cariboo Notes are a financial liability measured at amortized cost, with estimated annual instalments considering the repayment mechanism described above.

As at March 31, 2026, the carrying value of the Cariboo consideration payable is as follows:

	Sojitz	Dowa and Furukawa	Total
Balance as at January 1, 2026	70,652	84,951	155,603
Consideration paid	(10,000)	(2,537)	(12,537)
Fair value adjustment on contingent performance payments (Note 5a)	254	-	254
Accretion on minimum consideration payable (Note 6)	399	862	1,261
Balance as at March 31, 2026	61,305	83,276	144,581

As at March 31, 2026, the current and long-term portions of the Cariboo consideration payable is as follows:

	Sojitz	Dowa and Furukawa	Total
Minimum consideration payable	18,189	83,276	101,465
Contingent performance payments payable	43,116	-	43,116
Total Cariboo consideration payable	61,305	83,276	144,581
Less current portion:
Minimum consideration payable	9,407	14,231	23,638
Contingent performance payments payable	9,925	-	9,925
Long-term portion of Cariboo consideration payable	41,973	69,045	111,018

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

14. Florence Royalty Obligation

On February 2, 2024, Florence Holdings, an indirect wholly-owned subsidiary of Taseko, received US$50,000 from Taurus Mining Royalty Fund L.P. ("Taurus"), pursuant to agreements entered into with Taurus for the sale of a perpetual gross revenue royalty interest in certain real property, mining and other rights held by Florence ("Florence Royalty Obligation"). The effective royalty rate is 2.05% of the gross revenue from the sale of all copper from Florence Copper for the life of mine. Proceeds from the royalty transaction were contributed to Florence Copper to fund the construction and development of the commercial production facility.

For accounting purposes, the Florence Royalty Obligation is a financial liability at amortized cost. For the three months ended March 31, 2026, the Company recorded accretion on the royalty obligation of $6,294 (2025 - $2,571), in the statement of comprehensive income (loss). The current portion of the royalty obligation is an estimate based on anticipated gross revenue over the next twelve months.

Florence Royalty Obligation as at January 1, 2026	113,913
Accretion (Note 6)	6,294
Foreign exchange translation	2,038
Florence Royalty Obligation as at March 31, 2026	122,245
Less current portion:	10,325
Long-term portion of Florence Royalty Obligation as at March 31, 2026	111,920

15. Deferred Revenue

	March 31, 2026	December 31, 2025
Current:
Customer advance payments (a)	11,151	6,789
Gibraltar silver stream agreement (b)	8,552	8,524
Current portion of deferred revenue	19,703	15,313
Long-term portion of Gibraltar silver stream agreement (b)	83,726	82,617
Total deferred revenue	103,429	97,930

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

a) Customer Advance Payments

As at March 31, 2026, the Company had received advance payments from a customer on 1.6 million pounds of copper concentrate inventory (December 31, 2025 - 1.0 million pounds).

b) Gibraltar Silver Stream Agreement

In 2017 and as subsequently amended, the Company has entered into silver stream purchase and sale agreements with OR Royalties Inc. (formerly Osisko Gold Royalties Ltd.) (the "Gibraltar Silver Stream"), whereby the Company received upfront cash deposits payments totaling US$49,300 for the sale of an equivalent amount of its 87.5% share of Gibraltar payable silver production until 6.3 million ounces of silver have been delivered. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered.

On December 20, 2024, the Company amended the silver stream and received US$12,700 for the sale of an equivalent amount of the remaining 12.5% share of Gibraltar payable silver production until 6.8 million ounces of silver have been delivered in aggregate. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered.

The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months:

Gibraltar Silver Stream as at January 1, 2026	91,141
Accretion (Note 6)	2,288
Recognition of deferred revenue	(1,151)
Gibraltar Silver Stream as at March 31, 2026	92,278
Less current portion:	8,552
Long-term portion of Gibraltar Silver Stream as at March 31, 2026	83,726

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

16. Share-based Compensation

a) Share Options

	Options (thousands)	Average price
Outstanding as at January 1, 2025	9,033	2.01
Granted	2,813	3.06
Exercised	(3,193)	1.74
Forfeited	(158)	2.47
Outstanding as at January 1, 2026	8,495	2.45
Granted	1,186	9.54
Exercised	(2,666)	2.32
Forfeited	(37)	4.44
Outstanding as at March 31, 2026	6,978	3.69
Exercisable as at March 31, 2026	5,296	2.94

During the three months ended March 31, 2026, the Company granted 1,185,900 (2025 - 2,813,000) share options to directors, executives and employees, exercisable at an average exercise price of $9.54 per common share (2025 - $3.06 per common share), vesting over two years and exercisable within five years of grant date. The total fair value of options granted was $5,920 (2025 - $4,867) based on a weighted average grant-date fair value of $4.99 (2025 - $1.73) per option.

As at March 31, 2026, the outstanding options have the following ranges of exercise price and life remaining:

Range of exercise price	Options (thousands)	Average life (years)
$1.74 to $1.82	16	2.59
$1.83 to $2.57	2,886	2.29
$2.58 to $3.05	742	0.80
$3.06 to $3.51	2,169	3.74
$3.52 to $9.54	1,165	4.74

The fair value of options granted was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The weighted-average inputs used in the Black-Scholes formula are as follows:

	2026	2025
Expected term (years)	5.0	5.0
Volatility	59%	64%
Dividend yield	0%	0%
Risk-free interest rate	2.9%	3.2%
Weighted-average fair value per option	$4.99	$1.73

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

b) Deferred, Performance and Restricted Share Units

	PSUs (thousands)	DSUs (thousands)	RSUs (thousands)
Outstanding as at January 1, 2025	2,305	2,605	790
Granted	742	265	489
Forfeited	-	-	(186)
Settled	(595)	-	-
Outstanding as at January 1, 2026	2,452	2,870	1,093
Granted	226	82	203
Forfeited	-	-	(39)
Settled	(830)	-	(270)
Outstanding as at March 31 2026	1,848	2,952	987

During the three months ended March 31, 2026, 82,195 DSUs were issued to directors (2025 - 264,900), 226,000 PSUs to senior executives (2025 - 741,600) and 203,000 RSUs to non-executives (2025 - 489,000).

The fair value of DSUs, PSUs and RSUs granted was $6,043 (2025 - $5,593), with a weighted average fair value at the grant date of $9.42 per unit for the DSUs (2025 - $3.06 per unit), $14.72 per unit for the PSUs (2025 - $4.43 per unit), and $9.54 per unit for the RSUs (2025 - $3.06). Deferred share units are accounted for as cash settled share-based compensation. Performance share units and restricted share units are accounted for as equity settled share-based compensation.

c) Share-based Compensation Summary

Share-based compensation expense is comprised as follows:

	Three months ended March 31,
	2026	2025
Share options expensed in general and administrative (1)	3,664	2,030
Share options expensed in production costs (1)	450	345
Performance share units expense	762	778
Restricted share units expense	682	249
Change in fair value of deferred share units	3,909	1,947
Share-based compensation expense	9,467	5,349

(1) Estimated forfeiture rate of 0% based on historically low level of forfeitures for stock option awards.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

17. Earnings (loss) per Share

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Three months ended March 31,
	2026	2025
Net income (loss) attributable to owners of the Company - basic and diluted	16,844	(28,560)
(in thousands of common shares)
Weighted-average number of common shares	363,364	310,424
Effect of dilutive securities:
Stock options	5,097	-
Weighted-average number of diluted common shares	368,461	310,424
Earnings (loss) per common share:
Basic earnings (loss) per share	0.05	(0.09)
Diluted earnings (loss) per share	0.05	(0.09)

18. Commitments and Contingencies

a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at March 31, 2026, are presented in the following table:

Remainder of 2026	6,589
2027	1,708
2028	-
2029	-
2030 and thereafter	-
Total commitments	8,297

As at March 31, 2026, the Company had commitments to incur capital expenditures of $586 (December 31, 2025 - $1,132) for Florence Copper and $10,232 (December 31, 2025 - $24,156) for Gibraltar.

b) Contingencies

There are no known contingencies that would impact the financial position or performance of the Company as at March 31, 2026.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

19.   Supplementary Cash Flow Information

	Three months ended March 31,
	2026	2025
Change in non-cash working capital items
Accounts receivable	(7,263)	(1,400)
Inventories	(21,364)	23,415
Prepaids	591	2,383
Accounts payable and accrued liabilities (1)	10,702	(1,475)
Customer advance payments	4,361	2,610
	(12,973)	25,533
Non-cash investing and financing activities
Right-of-use assets acquired	2,479	5,852

(1) Excludes accounts payable and accrued liability changes on capital expenditures.

20. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, based on the reliability of the inputs used to estimate the fair values.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

The fair value of the senior secured notes, a Level 1 measurement, is determined based upon publicly available information. The fair values of the senior secured notes are $727,483 (December 31, 2025 - $728,782) and the face value is $696,950 (December 31, 2025 - $685,300) as at March 31, 2026. The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
March 31, 2026
Financial assets and liabilities classified as FVPL
Derivative liability copper collars	-	(12,713)	-	(12,713)
Cariboo contingent performance payable	-	-	(43,116)	(43,116)
Florence Copper Stream and Buy Back Option	-	-	(111,500)	(111,500)
Settlement receivables	17,361	-	-	17,361
Settlement payables	(2,199)	-	-	(2,199)
	15,162	(12,713)	(154,616)	(152,167)
Financial assets designated as FVOCI
Marketable securities	1,905	-	-	1,905
Investment in private companies	-	-	500	500
	1,905	-	500	2,405
December 31, 2025
Financial assets and liabilities classified as FVPL
Derivative liability copper collars	-	(29,165)	-	(29,165)
Cariboo contingent performance payable	-	-	(42,862)	(42,862)
Florence Copper Stream and Buy Back Option	-	-	(98,245)	(98,245)
Settlement receivables	10,820	-	-	10,820
Settlement payables	(1,485)	-	-	(1,485)
	9,335	(29,165)	(141,107)	(160,937)
Financial assets designated as FVOCI
Marketable securities	2,409	-	-	2,409
Investment in private companies	-	-	500	500
	2,409	-	500	2,909

There have been no transfers between fair value levels during the reporting period. The carrying value of cash, accounts receivables, accounts payable and accrued liabilities approximate their fair value as at March 31, 2026 due to their short-term nature.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The Cariboo contingent performance payables (Note 13) and the Florence Copper Stream and Buy Back Option (Note 5c) are each Level 3 instruments, as the inputs to their valuation are not based on observable market data.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

21. Related Parties

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended March 31,
	2026	2025
Salaries and benefits	2,676	3,113
Post-employment benefits	161	220
Share-based compensation	5,746	4,000
	8,583	7,333

22. Segmented Information

The Company has identified three reportable segments, Gibraltar, Florence Copper, and Yellowhead, based on the primary locations where it generates, expects to generate, or plans to generate revenue. These segments are reviewed regularly by the Chief Executive Officer, who is the Chief Operating Decision Maker ("CODM"), for the purposes of resource allocation and performance assessment. Corporate activities do not meet the definition of a reportable segment and are therefore presented separately as a reconciliation to the consolidated totals. These activities primarily comprise corporate development initiatives and centralized functions that provide administrative, technical, financial, and other support to the operating segments. For operating segments in production, the CODM evaluates performance primarily based on earnings from mining operations. "Other operating expenses" include general and administrative costs, share-based compensation, project evaluation expenditures, changes in the fair value of derivatives and other financial instruments, and other (expense) income not directly attributable to mining operations. "Net finance and other expense" comprises finance income, finance expense, accretion expense, and foreign exchange loss. Total assets do not include intra-group receivables between segments.

Three months ended March 31, 2026
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Revenue	232,564	4,529	-	-	237,093
Cost of Sales
Production Costs	(119,055)	(3,477)	-	-	(122,532)
Depletion and amortization	(27,997)	(1,169)	-	-	(29,166)
Other operating costs	(952)	-	-	-	(952)
Earnings (loss) from mine operations	84,560	(117)	-	-	84,443
Other operating income (expenses)	3,679	(11,630)	-	(14,062)	(22,013)
Income (loss) before financing costs and income taxes	88,239	(11,747)	-	(14,062)	62,430
Net finance and other expenses (income)	(5,350)	(6,351)	-	(17,228)	(28,929)
Income (loss) before taxes	82,889	(18,098)	-	(31,290)	33,501

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

Three months ended March 31, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Earnings (loss) from mine operations	16,468	(102)	-	-	16,366
Other operating expenses	(23,266)	(6,110)	-	(5,154)	(34,530)
Loss before financing costs and income taxes	(6,798)	(6,212)	-	(5,154)	(18,164)
Net finance and other expenses	(2,911)	(1,224)	-	(14,241)	(18,376)
Loss before taxes	(9,709)	(7,436)	-	(19,395)	(36,540)

As at March 31, 2026
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Property, plant and equipment	978,838	1,091,075	36,507	20,127	2,126,547
Total assets	1,250,903	1,122,273	36,797	162,124	2,572,097
Total liabilities	628,595	300,030	1,695	823,788	1,754,108

As at December 31, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Property, plant and equipment	964,366	1,027,722	33,676	19,688	2,045,452
Total assets	1,194,865	1,043,439	33,944	200,239	2,472,487
Total liabilities	641,071	276,473	1,031	775,249	1,693,824